UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35169 / April 10, 2024

In the Matter of

FELICITAS PRIVATE MARKETS FUND
c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, Wisconsin 53212

SKYPOINT CAPITAL ADVISORS, LLC
1380 West Paces Ferry Road, Suite 2180
Atlanta, Georgia 30327

(812-15546)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE ACT
AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT

Felicitas Private Markets Fund and Skypoint Capital Advisors, LLC filed an application on
February 1, 2024, requesting an order under section 6(c) of the Investment Company Act of 1940
("Act") granting an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act and pursuant to
section 17(d) of the Act and rule 17d-1 under the Act. The order permits certain registered
closed-end investment companies to issue multiple classes of shares of beneficial interest with
varying sales loads and to impose asset-based distribution and/or service fees.

On March 15, 2024, a notice of the filing of the application was issued (Investment Company
Act Release No. 35154). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

It is further found that the investment company's proposed institution of asset-based distribution and/or service fees is consistent with the provisions, policies, and purposes of the Act, and will not be on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Felicitas Private Markets Fund and Skypoint Capital Advisors, LLC (File No. 812-15546),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c) and 18(i) of the Act is granted, effective immediately, subject to the condition contained in the application

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution and/or service fees is approved, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.